EXHIBIT 1

Results and Conclusion of Repurchase of Own Shares of Internet Initiative Japan Inc.

Repurchase of Own Shares Pursuant to the Provisions of Article 165, Paragraph 2 of the Corporation Law of Japan

TOKYO, Jan. 30, 2009 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announced today the results of repurchase of own shares conducted pursuant to Article 156 of the Corporation Law of Japan, as applied pursuant to Paragraph 3, Article 165 of the Corporation Law. This concludes repurchase of IIJ's own shares authorized at the meeting of IIJ's Board of Directors held on October 28, 2008.

Results of repurchase activity from January 1, 2009 through January 30, 2009:

 1. Period of repurchase:          January 1, 2009 through
                                   January 30, 2009

 2. Number of shares repurchased:  1,189 shares (*)

 3. Aggregate repurchase amount:   JPY 105,048,964 (*)

 4. Method of repurchase:          Open market purchases at the
                                   Tokyo Stock Exchange and
                                   U.S. NASDAQ Stock Market

 (*) Of the 1,189 shares repurchased, 156 shares were repurchased through the U.S. NASDAQ Stock Market as IIJ's American
     Depository Shares ("ADSs") and the aggregated repurchase
     amount was JPY 14,091,064. (The aggregate repurchase price below JPY 1 was rounded off.)

Reference

1. Resolution at the meeting of Board of Directors held on October 28, 2008:

 1) Type of shares to be repurchased:          Common stock of IIJ

 2) Total number of shares to be repurchased:  Up to 4,000 shares
                                               (Equivalent to 1.94%
                                               of the common shares
                                               outstanding)

 3) Total amount to be repurchased:            Up to JPY 400,000,000

 4) Repurchasing period:                       From November 14, 2008
                                               to January 30, 2009

 (*) The shares to be repurchased within the limitation provided by law may include ADSs. The ADSs are quoted on the U.S. Nasdaq
     Stock Market and the current ADS/share ratio is 400 ADSs per
     1 share of IIJ's common stock and can be transferred through our depository.

2. Results of share repurchase authorized at the meeting of IIJ's Board of Directors held on October 28, 2008:

 1) Total number of shares repurchased:  3,934 shares (As of
                                         January 30, 2009)

 2) Aggregate repurchased amount:        JPY 399,414,067 (As of
                                         January 30, 2009)

 (*) Of the 3,934 shares repurchased, 1,056 shares were repurchased through the U.S. NASDAQ Stock Market as IIJ's American
     Depository Shares ("ADSs") and the aggregated repurchase amount was JPY 110,499,667. (The aggregate repurchase price below JPY
     1 was rounded off.)

This press release is published in order to publicly announce the results and conclusion of repurchase of IIJ's own shares pursuant to the authorization at the meeting of IIJ's Board of Directors held on October 28, 2008 and is not prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by IIJ with the Securities and Exchange Commission, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  Internet Initiative Japan Inc.
          Investor Relations Office
          Yuko Kazama (Ms.)
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp